Exhibit 1
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FOR IMMEDIATE RELEASE                                        9  December 2008


                                 WPP PLC ("WPP")


          TNS increases its stake in TNS InterScience in Brazil to 100%


WPP announces that TNS, the global market and insight information group and now part of WPP's Kantar, has acquired the remaining 37% of the shares in the capital of TNS InterScience S.A. and TNS InterScience servicos S.A. ("TNS InterScience") one of Brazil's leading custom market research businesses. TNS has held a majority interest in TNS InterScience since 2005.

Founded in 1983 and based in Sao Paulo, TNS InterScience employs 100 people. Clients include more than half of TNS' Global Account list, including Kraft, P&G, Telefonica and Samsung.

TNS InterScience had revenues of Brazilian Reals 30 million for the year ended 31 December 2007 and gross tangible assets of Brazilian Reals 11.6 million as at the same date.

This investment continues WPP's strategy of developing its networks in faster growing markets and sectors.


Contact
Feona McEwan, WPP                                     T. +44(0)20 7408 2204
www.wpp.com
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